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Exhibit 99.(a)(5)(viii)

FOR IMMEDIATE RELEASE

GRANITE BROADCASTING CORPORATION ANNOUNCES
FINAL RESULTS OF SELF-TENDER OFFER

        NEW YORK, NEW YORK—June 20, 2002—Granite Broadcasting Corporation today announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on June 17, 2002. Granite Broadcasting will purchase 46,778 shares of its 12.75% Cumulative Exchangeable Preferred Stock at a purchase price of $650 per share, or a total of $30,405,000. The 46,778 shares to be purchased are comprised of the 45,000 shares Granite Broadcasting offered to purchase and 1,778 shares to be purchased pursuant to Granite Broadcasting's right under the securities laws to purchase additional shares representing up to 2% of the outstanding shares of its 12.75% Cumulative Exchangeable Preferred Stock. The 46,778 shares to be purchased represent all the shares tendered at or below the $650 purchase price. All shares purchased in the tender offer will receive the same price.

        Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by Mellon Financial Services LLC, the depositary for the tender offer. As a result of the completion of the tender offer and immediately following payment for the tendered shares, Granite Broadcasting will have approximately 200,376 shares of its 12.75 Cumulative Exchangeable Preferred Stock issued and outstanding.

        Jefferies & Company, Inc. acted as the Dealer Manager for the tender offer and Mellon Investor Services LLC acted as the Information Agent for the tender offer.

        Granite Broadcasting Corporation (NASDAQ: GBTVK) operates eight television stations in geographically diverse markets reaching over 6% of the nation's television households. The Company's station portfolio consists of three NBC affiliates, two ABC affiliates, one CBS affiliate and two major market WB affiliates. The NBC affiliates are KSEE-TV, Fresno-Visalia, California, WEEK-TV, Peoria-Bloomington, Illinois, and KBJR-TV, Duluth, Minnesota-Superior, Wisconsin. The ABC affiliates are WKBW-TV, Buffalo, New York, and WPTA-TV, Fort Wayne, Indiana. The CBS affiliate is WTVH-TV, Syracuse, New York. The WB affiliates are KBWB-TV, San Francisco-Oakland-San Jose, California, and WDWB-TV, Detroit, Michigan.

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GRANITE BROADCASTING CORPORATION ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER